Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Mail: P.O. Box 8888
Camp Hill, PA 17001-8888 USA

Telephone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

January 31, 2008

Via EDGAR, FAX and FEDEX

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:	Harsco Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed February 27, 2007

Form 10-Q for the quarter ended September 30, 2007
File No. 1-3970

Dear Mr. O’Brien:

The following are responses to your letter dated December 31, 2007:

Annual Report on Form 10-K for the year ended December 31, 2006

SEC Staff Comment:
Business, page 2
1.	On page 6, please identify the customers who accounted for 10% or more of your sales pursuant to Item 101(c)(vii) of Regulation S-K.

Company’s Response:
In future annual reports on Form 10-K, the Company will identify any customers who account for 10% or more of its total sales pursuant to Item 101(c)(vii) of Regulation S-K.  The customer who accounted for 10% or more of the Company’s total sales in 2006 was ArcelorMittal.

SEC Staff Comment
Item 3. Legal Proceedings, page 15 and 10. Commitments and Contingencies, page 76
2.
Please tell us and, if material, disclose in future filings whether there have been any legal claims relating to the fatalities of two employees.  If such claims exist, please indicate whether the claims could have or could reasonably be expected to have a material adverse effect on your financial position, results of operations, cash flows or otherwise, and please provide (1) the aggregate damages sought by the claims, (2) any amounts accrued, and (3) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of the amounts accrued may have been incurred.  If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

Company’s Response:
There have not been any legal claims filed against the Company in connection with the referenced fatalities that the Company considers to be material.  Regarding your general request for information on any claims filed, whether material or not, to date, a lawsuit has been filed on behalf of the family and estate of one of the employees against several defendants, including the Company.  The lawsuit includes multiple claims against multiple parties and various requests for damages.  Due to the nature of the claims asserted, however, some of which do not include specific requests for damages (e.g., punitive damages claims), we are not able to reasonably quantify the aggregate amount of any damages sought by the plaintiffs. We have determined that any potential liability of the Company is covered by insurance policies, except for an immaterial retention amount which has been accrued.  Due to the uncertainty of liability, we cannot reasonably estimate the possible loss or range of loss.  We also reasonably anticipate that any claim filed with regard to the second fatality would also be covered by our insurance policies, again except for immaterial retention amounts payable by us under our insurance program.

The Company does not anticipate expanding its disclosure regarding these matters in future filings as it does not consider these claims to have a material adverse effect on the Company’s financial position, results of operations, cash flows or otherwise.

Form 10-Q for the quarter ended September 30, 2007

SEC Staff Comment:
C.  Review of Operations by Segment, page 6
3.
You report two segments, Access Services and Mill Services, as well as an “all other” segment, Minerals & Rail Technologies, Services and Products, as of September 30, 2007.  We note on your website ten “business units” under these segments, as well as various principal lines of business as described in your Exchange Act annual and periodic reports and numerous subsidiaries as listed in Exhibit 21 of your December 31, 2006, Form 10-K.  Based on your disclosure, it is not clear to us what your operating segments are and how you have aggregated these, if at all, into your reportable segments.  In order to further analyze this issue, please provide to us copies of all financial reports made available to the CODM(s) during the last two fiscal years and interim period.  Multiple versions of the same report may be excluded.  You may request that the reports be returned upon completion of our review.  See Section 240.12b-4 of the Exchange Act Rules.

Company’s Response:
The Company reports information about its operating segments using the "management approach" in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).  This approach is based on the way management organizes and reports the segments within the enterprise for making operating decisions and assessing performance.  The Company's reportable segments are identified based upon differences in products, services and markets served.

The Company's continuing operations are aggregated into two reportable segments and an “all other” category, pursuant to SFAS 131, paragraph 21.  The Company’s segments and the types of products and services offered include the following:

Access Services Segment (reportable segment)
The operating segments (as defined by paragraph 10 of SFAS 131) within this reportable segment include three brands: SGB Group, Hünnebeck Group and Patent Construction Systems.  All three of these operating segments are in the same line of business.  The principal difference between the operating segments relates to geography.  Patent Construction Systems serves North America and Latin America, and both SGB Group and Hünnebeck Group serve the rest of the world.  They have been aggregated based upon the following assessment of the criteria in paragraph 17 of SFAS 131:

•	Economic characteristics

The Company adopted an Economic Value Added (“EVA®”) financial management discipline in January 2002.  EVA has instilled an enhanced global financial discipline with the Company’s operations that gives a single, common framework for evaluating financial performance as well as potential investments and for making critical business decisions.  EVA is a key performance measure used by the Company’s Senior Management.  EVA provides a measure of true economic profit, taking into account not only traditional accounting-based profit measures but also a charge for the use of the total capital (both debt and equity) used to create those profits.

Operating income as percent of average EVA capital (adjusted for goodwill) is as follows:

Operating Segment	2006	2007
SGB Group	22.5%	23.2%
Hünnebeck Group (acquired November 2005)	21.9%	27.9%
Patent Construction Systems	24.5%	28.5%
Total Access Services	22.9%	25.9%

The above table demonstrates the similarity of returns achieved by each of these operating segments under the Company’s EVA discipline.
•	Nature of products and services

The nature of the services provided by all three operating segments is identical.  These services include principally the rental and the erection and dismantling of scaffolding, shoring and concrete forming systems for non-residential construction, multi-dwelling residential construction projects, industrial maintenance projects, as well as other access services including project engineering.

•	Nature of production process

These are primarily services businesses, as such, the nature of the production process is not applicable.  However, the distribution process used by each business is the same.  Services are provided via a network of branches located strategically in the markets served.  Each branch has a sales office and a stock of rental equipment determined based upon anticipated customer requirements.

•	Type or class of customer

The types of customers are identical.  Customers for all three operating segments include: commercial and industrial construction contractors; public utilities; petrochemical and industrial plants; and the infrastructure repair and maintenance markets.

•	Methods used to provide services

All three operating segments are dependant upon rental equipment to provide services to customers.  This requires continued investment in long-lived assets and on-going expenses associated with routine maintenance.

•	Nature of regulatory environment

Consideration of the nature of the regulatory environment is not applicable for these businesses.

The Company considers the Access Services Segment to be one global business operating with one business model at multiple locations, currently operating under three brand names.  The near-term goal is to expand the business model globally under one brand name.  The business currently is led by one segment manager.  Similarly, the segment has a Chief Financial Officer.  Additionally, the Company’s Senior Management team has established the Access Services Executive Committee (“ASEC”) to oversee and help execute the global growth strategy of the business while also focusing on the integration and sharing of resources and implementing a global standard “cookie-cutter” approach to operating the business.  Specific milestones achieved in the integration of the three brands include the following:

•
2006 and 2007 – With the Company’s acquisition of Hünnebeck GmbH in November 2005 there were several overlapping markets with multiple access services brands.  During 2006 and 2007 the Company combined overlapping operations within certain countries under one country manager to provide consistent guidance and management to all operations within the respective country.

•
Second Quarter 2006 – Commenced the implementation of one integrated enterprise resource planning (“ERP”) system for all locations in the reportable segment.  Several key countries are already using this system and the implementation is expected to be completed in 2008.  Upon completion, there will be one ERP system for the entire global access services business.

•
Fourth Quarter 2006 – The Access Services Executive Committee was formed.  This Committee oversees the strategies and initiatives of this global business.  Some of these initiatives include: global procurement and logistics; the sharing of engineering knowledge and resources; continuous process improvement initiatives; optimizing the business under one standardized administrative and operating model at all locations worldwide; and on-going analysis for other potential synergies across the operations.

•
Third Quarter 2007 – Commenced the evaluation of a global branding strategy for the entire access services business.  Upon completion, the Company expects to market the entire access services business under one global brand.  The project is expected to be completed in 2008 with a worldwide launch as of January 1, 2009.

•	Third Quarter 2007 – the Company appointed one segment manager (as defined by paragraph 14 of SFAS 131) for the Company’s global access services operations.

Mill Services Segment (reportable segment)
The only operating segment (as defined by paragraph 10 of SFAS 131) within this reportable segment is the Company’s MultiServ division.

This segment provides on-site, outsourced services to steel mills and other metal producers such as aluminum, copper or nickel.  Services include: slag processing; semi-finished inventory management; material handling; scrap management; in-plant transportation; and a variety of other services.

The Company’s Mill Services Segment has one segment manager (as defined by paragraph 15 of SFAS 131).

Minerals & Rail Technologies, Services and Products (“all other”) Category
The operating segments (as defined by paragraph 10 of SFAS 131) within this Category include Excell Minerals, Reed Minerals, Harsco Track Technologies, IKG Industries, Patterson-Kelley and Air-X-Changers.  None of these operating segments individually exceeded the quantitative thresholds outlined in paragraph 18 of SFAS 131 for separate disclosure.  As such, they are grouped into an “all other” category as defined in paragraph 21 of SFAS 131.  This is noted in the second paragraph of Footnote 14 to our financial statements included in our Form 10-K filing for the year ended December 31, 2006 (although, as indicated in the Form 10-Q filing for quarter ended September 30, 2007, the Category was renamed as noted above).

Major products and services include: minerals and recycling technologies; granules for asphalt roofing shingles and abrasives for industrial surface preparation derived from coal slag; railway track maintenance equipment and services; industrial grating; boilers, water heaters and process equipment, including industrial blenders, dryers and mixers; and air-cooled heat exchangers.

Major customers include: steel mills; asphalt roofing manufacturers; private and government-owned railroads and urban mass transit systems worldwide; industrial plants and the non-residential, commercial and public construction and retrofit markets; the chemical, food processing and pharmaceutical industries; and the natural gas exploration and processing industry.

The Company’s financial statements and supplementary schedules that are provided to its Chief Operating Decision Maker (the “CODM”) on a monthly basis are being provided under separate cover on a supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.  We are providing only a copy of the September 30, 2007 financial statements and supplementary schedules because they are the same form of report that we provided to the CODM in all periods that you requested.  In accordance with Rule 12b-4, we will request that such materials be returned following completion of your review.

SEC Staff Comment:
Item 4. Controls and Procedures, page 35
4.
Pursuant to the requirements of Part I, Item 4 of Form 10-Q, you must disclose any change in the your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Securities Exchange Act of 1934, as amended, that occurred during the registrant’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.  Please see Item 308(c) of Regulation S-K.  We note that you have qualified the required disclosure by using the word “significant” before the word “change.”  In future filings please refrain from adding the word “significant” (or similar qualifiers) to the text of your disclosure in response to the requirements of Part I, Item 4 of Form 10-Q.

Company’s Response:
In future filings, the Company will refrain from adding the word “significant” (or similar qualifiers) to the text of disclosures in response to the requirements of Part I, Item 4 of Form 10-Q.

SEC Staff Comment:
Item 1A. Risk Factors, page 36
5.
Pursuant to the requirements of Part II, Item 1A of Form 10-Q, you must disclose any material changes from the risk factors previously disclosed in your Form 10-K in response to Part 1, Item 1A. of Form 10-K.  In future filings of quarterly reports, please limit the disclosure in response to Part II, Item 1A of Form 10-Q to material changes from risk factors previously disclosed your 10-K instead of repeating the risk factors from the 10-K.

Company’s Response:
In future filings, the Company will limit the disclosure in response to Part II, Item 1A of Form 10-Q to material changes in risk factors previously disclosed in the prior year Form 10-K.

* * *
In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (717) 612-5659.

Sincerely,

/s/ Stephen J. Schnoor

Stephen J. Schnoor
Senior Vice President and Chief Financial Officer

Attachments

cc:	Jenn Do
Al Pavot
Dietrich King
Jennifer Hardy